Exhibit (a)(5)(B)

Note:  The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Offeror (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

Capri Family Foundation (the "Foundation") and Mr. Shlomo (Tom) Wyler (together: the "Offerors")

Optibase Ltd. (the "Company")

In accordance with the Companies Law, 5759-1999 (the "Companies Law"), and the Securities Law, 5728-1968, and the Securities Regulations (Tender Offer), 5760-2000 the "Tender Offer Regulations"), the following is a

Schedule ('MIFRAT') of a Full Tender Offer by the Offerors, of

941,942 Ordinary Shares par value NIS 0.65 per share of the Company (the "Shares"), held directly or indirectly by all of the Company's shareholders, except to the Offerors themselves and the Company (who hold shares of its own as treasury shares with no voting or equity rights) (the "Offerees"), in accordance with the provisions of Section 336 of the Companies Law, such that after the purchase the Offerors will hold the full issued and paid-up capital of the Company and the full voting rights in the Company and the Company will become a private company, as detailed below (the "Tender Offer").

The Company was incorporated in Israel and its shares are listed on the Tel Aviv Stock Exchange (the "TASE") and on the Nasdaq Global Market in the United States. Therefore, this Tender Offer is subject to both Israeli and U.S. law. In accordance with the exemption granted by the Israeli Securities Authority, this Schedule (with the exception of this cover statement) is identical to the Schedule (Offer to Purchase) that is being published by the Offerors in the United States (the "Schedule") and includes additional details that are not mandated by the Tender Offer Regulations.

The shares which the Offerees hold and which are being offered to be purchased in the Tender Offer include 941,942 Shares which constitute, as of July 7, 2021, approximately 18.12% of the voting rights and the issued and paid-up capital of the Company (the "Offerees' Shares"), at the price of US$11.60 per share (subject to any lawful withholding tax) (the "Price per Share"), all in accordance with the terms of the Schedule (the "Tender Offer"). Accordingly, should the Minimum Acceptance Rate (as defined below) be satisfied and the Tender Offer be accepted, then the total offered consideration will be US$10,926,527.2 (the “Consideration”). If the Minimum Acceptance Rate (as defined below) is satisfied, Shareholders of the Company who hold their shares through a TASE member will be paid by the Israeli Depositary (as defined below) in NIS based on the NIS/United States dollar exchange rate on the Last Date of Acceptance (as defined below), according to which the conversion will be made (from USD to Shekel) of the amount of the Consideration that will be paid to them. As part of the immediate report that will be published regarding the results of the Tender Offer, the Offerors will publish the exchange rate according to which the payment to such Offerees will be calculated.

As of the Schedule's date, the Offerors hold 4,256,419 shares of the Company, representing approximately 81.88% of the Company's issued and paid up capital and its voting rights (of which 4,097,201 Shares, representing approximately 78.82% of the Company's issued and paid up capital and its voting rights, are held by the Foundation and 159,218 Shares, representing approximately 3.06% of the Company's issued and paid up capital and its voting rights, are held by Mr. Wyler) and the Company itself holds 17,895 Shares as treasury shares with no voting or equity rights (the "Treasury Shares"). Should the Tender Offer be accepted, then following the consummation of the Tender Offer, the Offerors will own 5,198,361 Shares, representing, as of the above date, all (100%) of the Company’s issued and paid up capital and voting rights. For further details regarding the Shares, see Section 14 of the Schedule.

The last date up to which an acceptance notice to the Tender Offer may be delivered, is March 17, 2022, at 17:00 Israel time (the “Last Date of Acceptance”).

Shareholders of the Company who hold their Shares through a TASE member and wish to send an acceptance notice to the Tender Offer, shall do so via the TASE member with whom their securities deposits are managed, on an Israeli business day, generally between the hours of 9:00a.m. and 5:00p.m., Israel time, during the offer period. The TASE member will notify Israel Brokerage & Investments, I.B.I. Ltd (the "Israeli Depositary"), at its offices in 9 Ehad Ha'am Street, Tel Aviv 6525101, by 6:00pm Israel time on the Last Date of Acceptance, as specified in Section 11 of the Schedule. Additional contact information regarding the Israeli Depositary appears on the last page of the Schedule.

Shareholders of the Company who do not hold their Shares via a TASE member and wish to deliver an acceptance notice to the Tender Offer, shall do so via the U.S. Depositary, as specified in Section 11 of the Schedule.

As specified in Section 1 of the Schedule, the results of the Tender Offer shall be determined in consideration of the aggregate number of Shares included in acceptance notices, as specified in Section 11 of the Schedule, to be delivered to the Offerors by the Offerees via the Israeli Depositary and the U.S. Depositary (hereinafter: the "Depositaries").

To secure the payment for the Shares tendered pursuant to the Tender Offer, the Israeli Depositary, which is a TASE member, has agreed to guarantee the Offerors’ obligation to pay for the Shares tendered and accepted by the Offerors for payment pursuant to the Tender Offer. To secure this guarantee, the Offerors have deposited cash into an escrow account in an amount sufficient to pay for the number of Shares that they are offering to purchase in the Tender Offer.

The Tender Offer according to this Schedule is a full tender offer in accordance with the provisions of Chapter 3 of Part 8 of the Companies Law. Pursuant to Sections 337(a) and (a1) of the Companies Law, the Offerors' undertaking to purchase the Offerees' Shares in accordance with this Schedule is subject to the following conditions: (a) the holdings of the Offerees who did not accept the Tender Offer amount to less than 5% of the Company's issued and paid up capital and more than half of the Offerees who did not have a personal interest in the acceptance of the offer accepted it; or (b) the holdings of the Offerees who did not accept the Tender Offer constitute less than 2% of the Company's issued and paid up capital (the foregoing conditions are hereinafter called: the "Minimum Acceptance Rate").

Based on the Company’s issued and paid up capital as of the date of the Tender Offer, the Minimum Acceptance Rate will be satisfied if: (a) the acceptance of the Tender Offer by Offerees who hold collectively 682,024 or more Shares, which together with the Shares held by the Offerors constitute more than 95% of the Company's issued and paid up capital and more than half of the Offerees who have no personal interest in the acceptance of the Tender Offer accepted it; or (b) the acceptance of the Tender Offer by Offerees who hold collectively 837,975 or more Shares, which together with the Shares held by the Offerors constitute more than 98% of the Company's issued and paid up capital.

If the Minimum Acceptance Rate is satisfied, then the Offerors shall acquire from the Offerees all of the Shares included in the acceptance notices received. In such case, in accordance with Section 337 of the Companies Law, the Offerors shall acquire, in consideration of the Price per Share, in addition to the Offerees’ Shares for which acceptance notices were received, also the other Offerees’ Shares for which no acceptance notices were given.

In accordance with the provisions of Section 337(b) of the Companies Law, if the Minimum Acceptance Rate is not satisfied, the Tender Offer will be canceled, and the acceptance notices given for the Shares will not be accepted. In such case, and subject to applicable law, the Offerors reserve the right to purchase additional Shares in the future in any other manner, including through a new tender offer, trading on the TASE and/or a private transaction.

In accordance with Section 338(c) of the Companies Law, the Offerors hereby give notice that an Offeree who gave an acceptance notice to the Tender Offer, pursuant to Section 337(a) or (a1) of the Companies law, shall not have an appraisal right pursuant to Section 338 of the Companies Law.

As more fully set forth in Section 19 of the Schedule, if any circumstances occur of which the Company did not know, or could not have known, causing the terms of the Tender Offer to become materially different from the terms which a reasonable offeror would have proposed had it known of such circumstances as of the Schedule date, the Company shall be entitled to withdraw the Tender Offer, until the Last Date of Acceptance (as defined above), and shall report the withdrawal of the Tender Offer to the ISA and to the TASE, and shall, within one business day, publish a notice on the withdrawal from the Tender Offer and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew.

In accordance with Section 336 of the Companies Law, the Tender Offer is a full tender offer addressed to all the Offerees, and the Offerees may give notice of their acceptance of the Tender Offer, as specified in Section 11 of the Schedule. If the Tender Offer is accepted and the Minimum Acceptance Rate is satisfied, then the Offerors shall purchase all of the Offerees' Shares, the Company will become a private company pursuant to Section 339 of the Companies Law and the Offerors will act in accordance with the TASE's regulations, rules and instructions, in order to delist the Shares from the TASE. According to Part 4 of the TASE's regulations, the TASE's chief executive officer or the person who he authorizes, will decide on the delisting of the Company's Shares if a full tender offer is accepted pursuant to Section 337 of the Companies Law. The Shares will be delisted shortly after the TASE receives a notice that a full tender was accepted.

Schedule Date: February 15, 2022